UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dynacq Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

26779V105

(CUSIP Number)

Eric K. Chan

Chief Executive Officer

Dynacq Healthcare, Inc.

4301 Vista Road

Pasadena, Texas 77504

Telephone: (713) 378-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26779V105

1.	Names of Reporting Persons Eric K. Chan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,037,350
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,037,350
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,037,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.49%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 26779V105

1.	Names of Reporting Persons CEMEKC, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 587,539
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 587,539
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 587,539
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.32%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D is filed by Dr. Eric K. Chan and CEMEKC, Inc. as an amendment to the statement on Schedule 13D filed on February 4, 2016, as amended by the statement on Schedule 13D/A filed on February 9, 2016 (together, the “Statement”). This Amendment No. 2 is being filed to update and amend and restate the disclosure in Item 4 of the Statement. Specifically, this Amendment No. 2 adds disclosure regarding communications that Dr. Chan and CEMEKC, Inc. have had with certain stockholders of Dynacq Healthcare, Inc. (the “Company”) subsequent to the termination of the Offer described below. These stockholders, all of whom are friends or family of Dr. Chan, have indicated a willingness to transfer to CEMEKC by bona fide gifts their shares of Common Stock. Upon such transfers, the Company’s Common Stock may become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 4. Purpose of Transaction.

Eric K. Chan acquired his 199,811 shares of Common Stock in July 1992 for investment purposes. In January 2012, he acquired options to acquire 250,000 shares of Common Stock, which are currently exercisable, as an executive compensation award.

On December 18, 2015, the Reporting Persons together with Ella Y. T. C. Chan (the mother of Dr. Chan) and the Chiu M. Chan Family Trust, of which Ms. Chan is the sole trustee, (Ms. Chan and the Chiu M. Chan Family Trust, together, the “Other Group Members”) commenced a tender offer. The tender offer is disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by the Reporting Persons and the Other Group Members (collectively, the “Offeror”) with the United States Securities and Exchange Commission (the “SEC”) on December 18, 2015 (the “Schedule TO”). The Offeror filed amendments to the Schedule TO with the SEC on January 4, 2016, January 8, 2016, January 21, 2016, January 25, 2016 and February 8, 2016. The Offeror sought to acquire all of the issued and outstanding shares of Common Stock that they do not already own, for $0.10 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal dated December 18, 2015 (both of which are included in the Schedule TO), which, collectively with any amendments or supplements thereto, are referred to as the “Offer.” If upon completion of the Offer the Offeror owned at least 90% of the outstanding shares of Common Stock, on that basis they would have been entitled to acquire the remaining shares of Common Stock by way of a “short-form” merger at the same per share cash price paid in the Offer. The Offer, as extended, expired on February 5, 2016. CEMEKC accepted for payment all 587,539 shares of Common Stock that were validly tendered in the Offer, and payment for such shares will be made promptly in accordance with the terms of the Offer.

As the number of shares of Common Stock validly tendered and accepted for payment in the Offer did not reach or exceed 90% of the shares outstanding immediately prior to the expiration of the Offer, CEMEKC cannot and will not effect the short-form merger. Therefore, as was discussed in the Offer, the Company’s current management, under the general direction of the current Board of the Company, will continue to manage the Company as an ongoing business.

The Reporting Persons together with the Other Group Members may engage in other transactions for the purposes of purchasing all the outstanding shares of Common Stock not already owned by them in the future. In particular they may consider:

•	engaging in open-market or privately-negotiated purchases of shares of Common Stock to increase their aggregate beneficial ownership to at least 90% of the then-outstanding Common Stock and then effecting a “short-form” merger pursuant to the Nevada Revised Statutes 92A;

•	proposing that CEMEKC and the Company enter into a merger agreement, which would require the approval of the Company’s Board (of which Dr. Chan is the sole member) and the vote of the shares of Common Stock in favor of the merger agreement; or

•	keeping outstanding the public minority interest in the Company, in which case the public stockholders of the Company would, absent a sale by them in the public markets, retain their shares of Common Stock.

The Reporting Persons together with the Other Group Members may constitute a group under the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, because of their collective actions in connection with the Offer.

Subsequent to the termination of the Offer, Dr. Chan and CEMEKC, Inc. have had communications with certain stockholders of the Company. These stockholders, all of whom are friends or family of Dr. Chan, have indicated a willingness to transfer to CEMEKC by bona fide gifts their shares of Common Stock. No consideration or items of value will be given in exchange for Common Stock gifted to CEMEKC. If as a result of CEMEKC’s acquisitions of Common Stock, either pursuant to bona fide gifts or otherwise, the number of record holders of the Common Stock is less than 300 persons, the Common Stock may become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Nothing contained in this Schedule 13D shall be construed as an admission that any of the Reporting Persons is the beneficial owner of any Other Group Members’ Common Stock and each Reporting Person expressly disclaims the beneficial ownership of the Common Stock owned by the Other Group Members.

Except as disclosed in this Item 4, none of the Reporting Persons have any other current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to its investments in the Company as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Company, or to formulate other purposes, plans or proposals in the future depending on market conditions or other factors.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated March 4, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2016

By:	/s/ Eric K. Chan
Name:	Eric K. Chan

CEMEKC, Inc.

By:	/s/ Eric K. Chan
Name:	Eric K. Chan
Title:	President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned to this Joint Filing Agreement (“Agreement”) agree to the joint filing on behalf of each of them of the Statement (“Statement”) on Schedule 13D/A (Amendment No. 2) filed on or about the date hereof and any further amendments thereto with respect to beneficial ownership by the undersigned of the shares of common stock, par value $0.001 per share, of Dynacq Healthcare, Inc., a Nevada corporation. This Agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned further agree that this Agreement shall be included as an Exhibit to such Statement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 4, 2016

By:	/s/ Eric K. Chan
Name:	Eric K. Chan

CEMEKC, Inc.

By:	/s/ Eric K. Chan
Name:	Eric K. Chan
Title:	President